UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. ___)
INFOCROSSING, INC.
(Name of subject company (Issuer))
WIPRO LIMITED
WIPRO INC.
ROXY ACQUISITION CORP.
(Names of Filing Persons (Offerors))

American Depositary Shares (Title of classes of securities)	97651M109 (CUSIP number of common stock)
Doddakannelli
Sarjapur Road
Bangalore — 560035, Karnataka, India
+91-80-2844-0011
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Raj. S. Judge, Esq.
Martin Korman, Esq.
Christopher A. Rose, Esq.
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, California 94304
(650) 493-9300
CALCULATION OF FILING FEE

Transaction Valuation* Not applicable*	Amount of Filing Fee* Not applicable*
* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

          Wipro Limited (“Wipro”) and Infocrossing, Inc. (“Infocrossing”) held a conference call with investors on Tuesday, August 7, 2007, to discuss the announcement that they had entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Wipro agreed to acquire Infocrossing, a provider of IT infrastructure management, by means of a tender offer for all of the outstanding shares of Infocrossing for $18.70 per share in an all cash deal.
Exhibits
99.1	Transcript of conference call held by Wipro Limited and Infocrossing, Inc. on August 7, 2007 (furnished herewith).

99.2	Presentation circulated before the conference call held by Wipro Limited and Infocrossing, Inc. on August 7, 2007 (furnished herewith).
Additional Information
          The tender offer for the outstanding common stock of Infocrossing, Inc. (“Infocrossing”) has not yet commenced. This filing is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Infocrossing common stock will be made only pursuant to an offer to purchase and related materials that Wipro Limited (“Wipro”) intends to file with the SEC on Schedule TO. Infocrossing also intends to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. Infocrossing stockholders and other investors should read these materials carefully because they contain important information, including the terms and conditions of the offer. Infocrossing stockholders and other investors will be able to obtain copies of these materials without charge from the SEC through the SEC’s website at www.sec.gov, from Wipro (with respect to documents filed by Wipro with the SEC), at www.wipro.com, or from Infocrossing (with respect to documents filed by Infocrossing with the SEC). Stockholders and other investors are urged to read carefully those materials prior to making any decisions with respect to the offer.
Forward Looking Statements
          This filing and the exhibit hereto contains forward-looking statements that involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the anticipated timing of filings and approvals relating to the acquisition, the expected timing of the completion of the transaction, and the ability to complete the transaction considering the various closing conditions, including those conditions related to antitrust regulations. Risks, uncertainties and assumptions include risks related to the timing or ultimate completion of the transaction. Wipro assumes no obligation and does not intend to update these forward-looking statements.